UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Vitesse Semiconductor Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

928497304

(CUSIP Number)

David Goren, Esq.

Senior Vice President

and Chief Legal and

Compliance Officer

Microsemi Corporation

One Enterprise

Aliso Viejo, California 92656

Irvine, CA 92614

(949) 380-6100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

March 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 963801105

1.	NAME OF REPORTING PERSON Microsemi Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 100
	8.	SHARED VOTING POWER 16,517,266(1)
	9.	SOLE DISPOSITIVE POWER 100
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,517,366(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%(3)
14.	TYPE OF REPORTING PERSON CO

(1)	With respect to 16,517,266 shares of Vitesse Semiconductor Corporation (“Issuer”) common stock, par value $0.01 per share (the “Shares”), beneficial ownership of the Shares referred to herein is being reported hereunder solely because Microsemi Corporation (“Microsemi”) and LLIU100 Acquisition Corp. (“Purchaser”) may be deemed to have beneficial ownership as a result of the Tender and Support Agreement (described further in Items 3 and 4 of this Schedule 13D) by and among Microsemi, Purchaser and certain directors and stockholders of Issuer and the irrevocable proxies associated therewith, of 16,517,266 Shares. The filing of this Schedule 13D shall not be construed as an admission that either Microsemi or Purchaser is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Issuer. Microsemi also owns 100 Shares.
(2)	Includes (i) 15,330,739 Shares, (ii) options to purchase 830,600 Shares (408,600 of which are vested, 45,000 of which will vest within 60 days and 422,000 of which are unvested) and (iii) 356,027 restricted stock units with respect to Shares (all of which are unvested and 11,695 of which will vest within 60 days).
(3)	Based on 69,210,370 Shares outstanding as of March 13, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule).

SCHEDULE 13D

CUSIP No. 963801105

1.	NAME OF REPORTING PERSON LLIU100 Acquisition Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,517,266(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,517,266(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%(3)
14.	TYPE OF REPORTING PERSON CO

(1)	With respect to 16,517,266 Shares, beneficial ownership of the Shares referred to herein is being reported hereunder solely because Microsemi and Purchaser may be deemed to have beneficial ownership as a result of the Tender and Support Agreement (described further in Items 3 and 4 of this Schedule 13D) by and among Microsemi, Purchaser and certain directors and stockholders of Issuer and the irrevocable proxies associated therewith, of 15,330,639 Shares. The filing of this Schedule 13D shall not be construed as an admission that either Microsemi or Purchaser is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Issuer.
(2)	Includes (i) 15,330,639 Shares, (ii) options to purchase 830,600 Shares (408,600 of which are vested, 45,000 of which will vest within 60 days and 422,000 of which are unvested) and (iii) 356,027 restricted stock units with respect to Shares (all of which are unvested and 11,695 of which will vest within 60 days).
(3)	Based on 69,210,370 Shares outstanding as of March 13, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule).

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (“Shares”), of Vitesse Semiconductor Corporation, a Delaware corporation (“Issuer”). The principal executive office of Issuer is located at 4721 Calle Carga, Camarillo, California 93012.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Microsemi Corporation, a Delaware corporation (“Microsemi”), and LLIU100 Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Microsemi (“Purchaser,” and together with Microsemi, the “Reporting Persons”). The address of the principal business and the principal office of the Reporting Persons is One Enterprise, Aliso Viejo, California 92656. Microsemi is a leading designer, manufacturer and marketer of high performance analog and mixed-signal semiconductor solutions differentiated by power, security, reliability and performance. Purchaser was formed for the sole purpose of merging with and into Issuer.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Microsemi is set forth on Schedule A. During the last five years, neither Microsemi, Purchaser nor, to the knowledge of Microsemi or Purchaser, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

On March 17, 2015, Issuer, Microsemi and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser agreed to commence a tender offer (the “Offer”) to acquire all of the outstanding Shares at a purchase price of $5.28 per Share, net to the tendering stockholders in cash, without interest and less any required withholding taxes, subject to the satisfaction or waiver of the conditions to the Offer set forth in the Merger Agreement. Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into Issuer (the “Merger”), and Issuer will survive the Merger as a wholly-owned subsidiary of Microsemi (the “Surviving Corporation”).

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to Microsemi’s willingness to enter into the Merger Agreement, Microsemi and Purchaser entered into a Tender and Support Agreement (the “Support Agreement”) dated as of the date of the Merger Agreement with the following persons (each a “Stockholder”):

•	Raging Capital Master Fund, Ltd.

•	Matthew B. Frey

•	Christopher R. Gardner

•	Steven P. Hanson

•	James H. Hugar

•	Scot B. Jarvis

•	William C. Martin

•	Edward Rogas, Jr.

•	Kenneth H. Traub

The purpose of the Support Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement. None of the Stockholders were paid any additional consideration in connection with entering into the Support Agreement.

Pursuant to the Support Agreement, each of the Stockholders, among other things, (i) agreed to tender its Shares in accordance with the terms of the Offer, (ii) agree to vote (a) in favor of the Merger, if applicable, (b) against any action, agreement or transaction involving Issuer that would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger and (c) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement; (ii) granted a proxy appointing each executive officer of Purchaser as such Stockholder’s attorney-in-fact and proxy to vote with respect all of the Shares of each Stockholder with respect to the Merger and related matters; and (iii) agreed, subject to certain exceptions, not to transfer their Shares that are subject to the Support Agreement. Other than with respect to the matters described in, and subject to the limitations set forth in, the Support Agreement, Microsemi and Purchaser do not have the right to vote or direct the vote, or to dispose or to direct the disposition of, any of the Shares subject thereto.

The Support Agreement will terminate automatically, without any notice or other action by any person, upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the date the Offer is terminated or the expiration date thereof, in each case, without acceptance for payment of each Stockholder’s Shares pursuant to the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces or adversely affects the consideration payable to the Stockholders as in effect on the date of the Support Agreement and (v) the mutual written consent of Parent, Purchaser and the Stockholders holding a majority of the subject Shares.

The foregoing descriptions of the Merger Agreement and the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the copies of the Merger Agreement and the Support Agreement included as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D, each of which is incorporated by reference in its entirety where such references appear.

Microsemi purchased the 100 shares of Issuer common stock owned by Microsemi using cash on hand.

Item 4.	Purpose of the Transaction

Item 3 above is hereby incorporated herein by reference.

As described in Item 3 above, this Schedule 13D relates to the Support Agreement, the purpose of which is to assist Microsemi and Purchaser in consummating the transactions contemplated by the Merger Agreement.

Upon consummation of the Merger, the directors of Purchaser immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The directors of Purchaser were appointed by Microsemi and are identified in Item 2 above. The officers of Issuer immediately prior to the effective time of the Merger will be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

Upon consummation of the Merger, the certificate of incorporation of Issuer will be amended and restated to conform to the certificate of incorporation of Purchaser as in effect immediately prior to the effective time of the Merger, until thereafter amended as provided by law and such certificate of incorporation, except that such certificate of incorporation shall contain such provisions as are necessary to give full effect to the exculpation and indemnification provided for in the Merger Agreement and Article I of the certificate of incorporation of the Surviving Corporation shall read as follows: “The name of the corporation is Microsemi Communications, Inc.”

Unless otherwise determined by Microsemi prior to the effective time of the Merger, the bylaws of the Surviving Corporation will be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the effective time of the Merger, until thereafter amended as provided by law, the certificate of incorporation of the Surviving Corporation and such bylaws; except that such bylaws shall contain such provisions as are necessary to give full effect to the exculpation and indemnification provided for in the Merger Agreement.

Following the Merger, the Shares will no longer be traded on the Nasdaq Stock Market LLC, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As a result of the Support Agreement, the Reporting Persons may be deemed to have shared voting power with respect to 16,517,266 Shares (including 15,330,639 Shares, options to purchase 830,600 Shares (408,600 of which are vested, 45,000 of which will vest within 60 days and 422,000 of which are unvested) and 356,027 restricted stock units with respect to Shares (all of which are unvested and 11,695 of which will vest within 60 days)), subject to the conditions and limitations of the Support Agreement. In addition, Microsemi owns 100 Shares. Thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 16,517,366 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 23.5% of the issued and outstanding Shares as of March 13, 2015 (as represented by Issuer in the Merger Agreement).

Other than those Shares that may be deemed to be beneficially owned in connection with the Support Agreement and the 100 Shares owned by Microsemi, neither Microsemi nor Purchaser has acquired or, for the purposes of Rule 13d-4 promulgated under the Exchange Act, beneficially owns any Shares.

The Reporting Persons (i) are not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Support Agreement, except as otherwise expressly provided in the Support Agreement, and (ii) disclaim all beneficial ownership of such Shares.

Except as set forth in this Item 5, none of Microsemi, Purchaser or, to the knowledge of the Reporting Persons, any persons named in Schedule A beneficially owns any Shares.

(c) Except for the agreements described above, none of Microsemi, Purchaser or, to the knowledge of the Reporting Persons, any persons named in Schedule A has effected any transaction in securities of Issuer reported herein during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Issuer, which would be required to be reported under this Item.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Agreement and Plan of Merger dated March 17, 2015 by and among Microsemi Corporation, LLIU100 Acquisition Corp. and Vitesse Semiconductor Corporation (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Microsemi Corporation on March 18, 2015).

Exhibit 99.2	Tender and Support Agreement dated March 17, 2015 by and among Microsemi Corporation, LLIU100 Acquisition Corp. and certain stockholders of Vitesse Semiconductor Corporation listed on Annex I thereto (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Microsemi Corporation on March 18, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: March 24, 2015	MICROSEMI CORPORATION

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

LLIU100 ACQUISITION CORP.

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer, Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF MICROSEMI

Directors and Executive Officers of Microsemi. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Microsemi are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Microsemi. The current business address of each person is at One Enterprise, Aliso Viejo, California 92656. The telephone number of each person is (949) 380-6100. Unless otherwise indicated, each such person is a citizen of the United States of America.

DIRECTORS

Name and Address	Present Principal Occupation or Employment
James J. Peterson	Chairman and Chief Executive Officer

Dennis R. Leibel	Retired financial and legal executive, private investor and consultant

Thomas R. Anderson	Retired executive and private investor

William E. Bendush	Retired executive and private investor

William L. Healey	Business consultant and private investor

Paul F. Folino	Former Executive Chairman of the Board and Chief Executive Officer of Emulex Corporation, an information technology products manufacturer

Matthew E. Massengill	Former Chief Executive Officer, President and Chairman of the Board of Western Digital Corporation, a computer storage technology provider

EXECUTIVE OFFICERS

Name and Address	Present Principal Occupation or Employment
James J. Peterson	Chairman and Chief Executive Officer

Paul H. Pickle	President and Chief Operating Officer

John W. Hohener	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Steven G. Litchfield	Executive Vice President, Chief Strategy Officer

David Goren	Senior Vice President and Chief Legal and Compliance Officer

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

Directors and Executive Officers of Purchaser. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Purchaser. The current business address of each person is at One Enterprise, Aliso Viejo, California 92656. The telephone number of each person is (949) 380-6100. Each such person is a citizen of the United States of America.

DIRECTORS

Name and Address	Present Principal Occupation or Employment
Steven G. Litchfield	Executive Vice President, Chief Strategy Officer of Microsemi

Paul H. Pickle	President and Chief Operating Officer of Microsemi

EXECUTIVE OFFICERS

Name and Address	Present Principal Occupation or Employment
Steven G. Litchfield	President, Chief Executive Officer

John H. Hohener	Chief Financial Officer, Secretary